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VIA E-Mail
July 31, 2020
Jesse D. Hallee, Esq.
Vice President and Senior Managing Counsel
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

       Re:     VELA Funds
               Initial Registration Statement on Form N-1A
               File Nos. 333-239642; 811-23585


Dear Mr. Hallee:
       On July 2, 2020, VELA Funds (   the Trust   ) filed an initial
registration statement on
Form N-1A under the Securities Act of 1933 (   Securities Act   ) and the
Investment Company
Act of 1940 (   1940 Act   ). The filing registers shares of the VELA Small Cap
Fund, VELA
Large Cap 130/30 Fund, and VELA International Fund (each a    Fund,    or
collectively,    the
Funds   ).
       We have reviewed the filing and have the following comments. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
PROSPECTUS:
VELA Small Cap Fund (Page 1)
Fees and Expenses of the Fund (Page 1)
    1. Please delete the last sentence of the introductory paragraph to the fee table, which provides that a shareholder may be required to pay brokerage commissions in connection with purchasing Class I shares. Please also revise the fee table to include such brokerage commissions on the Maximum Sales Charge line for Class I shares.

    2. Footnote (2) to the fee table describes a contractual expense limitation agreement which provides that the Fund may be required under certain circumstances to repay the Adviser for fees waived or expenses paid by the Adviser. The last sentence provides that the agreement will terminate if the Advisory Agreement is terminated. Please inform us
       whether the Fund   s obligation to repay the Adviser also terminates
when the expense
 Jesse D. Hallee, Esq.
July 31, 2020
Page 2

       limitation agreement terminates. We may have additional comments after reviewing your response.
   3. Please right indent the subcategories of    Other expenses    and total
the subcategories to
      provide a value for all    Other expenses.    Instruction 3(c)(iii) to
Item 3 of Form N-1A.
   Principal Investment Strategy (Page 3)
   4. This section states that small cap companies are defined as those with market capitalizations below $3 billion or within the range of the Russell 2000, which is up to
      $8.3 billion. Please clarify how the Fund categorizes companies as small cap.
      Specifically, is the maximum market capitalization the Fund will allow
for a    small cap
      company $3 billion or $8.3 billion?
   Principal Risks (Page 4)
   5. Market Risk. As a result of the COVID 19 pandemic, significant market events have occurred recently. We note that your discussion of market risk mentions that the spread of infectious illness or other public health issues could have a significant impact on a security or instrument. Given the unusually high market volatility resulting from the pandemic, please consider whether the risk disclosures should be revised based on how these events are affecting the securities markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.
   6. New Funds Risk. This paragraph states that the Adviser has limited experience as a manager of a registered investment company. Please clarify that, prior to the commencement of operations of the Trust, the Adviser had not managed a registered investment company.
VELA Large Cap 130/30 Fund (Page 7)
   7. Please respond to Comments 1-3, 5 and 6 with respect to this Fund. Principal Investment Strategy (Page 8)
   8. Please include a statement that the Fund has adopted a policy to invest at least 80% of the
      Fund   s assets in long and short positions of large cap stocks. See Rule
35d-1(a)(2) under
      the 1940 Act.
VELA International Fund (Page 13)
   9. Please respond to Comments 1-3, 5 and 6 with respect to this Fund. Additional Information About Non-Principal Investment Strategies and Non-Principal Risks
(Page 19)
   10. Although the heading of this section refers to non-principal strategies and non-principal risks, the section below includes certain information about the Funds principal strategies
 Jesse D. Hallee, Esq.
July 31, 2020
Page 3

       (e.g., the 80% policies) and information about principal risks. Please revise the heading as appropriate to reflect a discussion of principal and non-principal strategies and risks.
Management of the Funds (Page 26)
   11. According to the Adviser   s Form ADV, the Adviser   s experience is
primarily in investing
       for high net worth individuals in ETFs and other pooled investment vehicles, not in investing in individual securities. Please disclose that experience in this section. See
       Item 10 of Form N-1A.
Class I Shares (Page 33)
   12. This section provides that shareholders may be required to pay a commission and/or other compensation to a broker. Please provide the information required for sales loads by Item
       12(a) of Form N-1A.

How to Redeem Shares (Page 36)

   13. Please include the $9 wire redemption fee in the fee table. See Item 3 of Form N-1A.
Statement of Additional Information
Class I Shares (SAI Page 81)
   14. The first sentence of this section states that Class I shares are not subject to a sales charge. The penultimate sentence of the section states, however, that shareholders may be required to pay a commission and/or other compensation to a broker to purchase Class
       I shares. Please revise the first sentence to make clear that Class I shares may be subject to a sales charge.
Signatures

   15. Section 6(a) of the Securities Act requires a registrant filing a registration statement to include signatures from the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors. It appears that the board of trustees has not yet been completed. Once the board is fully comprised, please provide the required trustee signatures. In addition, please provide the signature for the principal accounting officer.


                                             *******
        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
 Jesse D. Hallee, Esq.
July 31, 2020
Page 4

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, please provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.
       Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Should you have any questions about this letter prior to filing an amendment, please feel free to contact me at (202) 551-6945 or ganleyj@sec.gov.

                                                                 Sincerely,

                                                              /s/ John M.
Ganley

                                                                 John M. Ganley
                                                                 Senior Counsel

cc: Michael J. Shaffer, Branch Chief